UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30214 / September 25, 2012

In the Matter of	:
	:
ALVAREZ & MARSAL, INC.	:
ALVAREZ & MARSAL CAPITAL, LLC	:
A&M CAPITAL-GP, LP	:
ALVAREZ & MARSAL PARTNERS FUND, LP	:
ALVAREZ & MARSAL PARTNERS BUYOUT FUND, LP	:
	:
600 Lexington Avenue, 6th Floor	:
New York, NY 10022	:
	:
(813-379)	:
	:

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

Alvarez & Marsal, Inc., Alvarez & Marsal Capital, LLC, A&M Capital-GP, LP, Alvarez &
Marsal Partners Fund, LP, and Alvarez & Marsal Partners Buyout Fund, LP filed an application
on August 13, 2010, and amended on February 11, 2011, and May 4, 2012, requesting an order
under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an
exemption from all provisions of the Act, except sections 9, 17, 30 and 36 through 53, and the
rules and regulations under the Act (the "Rules and Regulations"). With respect to sections
17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and
Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in
the application.

On August 28, 2012, a notice of filing of the application was issued (Investment Company Act
Release No. 30183). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Alvarez & Marsal, Inc., et al., (File No. 813-379), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary